Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036-6522
212 735-3000
November 8, 2010
VIA EDGAR AND BY HAND
Ms. Susan Block
Attorney-Advisor
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Re:	Swift Holdings Corp. Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-168257)
Dear Ms. Block:
                         On behalf of Swift Holdings Corp., a Delaware corporation (the “Company”), enclosed please find a copy of Amendment No. 2 (the “Amendment”) to the above-referenced Registration Statement (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from Amendment No. 1 to the Registration Statement filed with the Commission on September 3, 2010.
                         The changes reflected in the Amendment include those made in response to the comments (the “Comments”) of the Staff of the Commission (the “Staff”) set forth in the Staff’s letter of September 22, 2010 (the “Comment Letter”). The Amendment also includes other changes that are intended to update, clarify and render more complete the information contained therein.
                         Set forth below are the Company’s responses to the Comments. For the convenience of the Staff, the Company has restated in this letter each of the Comments in the Comment Letter and numbered each of the responses to correspond to the numbers of the Comments. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions (other than those in the Staff’s Comments) correspond to the page numbers and captions in the preliminary prospectus included in the Amendment.

Susan Block
Securities and Exchange Commission
November 8, 2010
Page - 2 -
Summary, page 1
Overview, page 1
1.	We note your response to our prior comment four. Please revise to either provide your revenues and net losses for your most recent audited period and interim stub before your discussion about your growth between 1991 — 2006, or delete these growth statistics as they no longer seem relevant and the audited financials accompanying that time frame are not included in this filing. Similarly revise on page 48.
                         The Company has revised the disclosure on page 1 to present the Company’s total operating revenue and operating income for the year ended December 31, 2009 and the nine months ended September 30, 2010 in the first paragraph of the section entitled “Summary—Overview” in place of the table reflecting, among other things, the same data that was previously included on page 2. In addition, the Company has deleted the reference on page 1 to its Adjusted EBITDA for the period from 1991 through 2006. The Company has similarly revised its disclosure on page 52.
2.	Refer to the sentence immediately before your summary financial table on page 2. Please delete the term “improving,” as you have had losses in the last 2 years and as investors will determine whether they consider your financial performance to be improving based on the numbers you provide.
                         The Company has deleted the sentence in response to Comment No. 1.
Risk Factors, Page 17
3.	Please continue to update this risk factor, as necessary, to reflect recent economic data and trends affecting your industry.
                         The Company has updated the risk factor on page 17 related to the general economic and business factors affecting the truckload industry and will continue to update such risk factor as necessary until the effective date of the Registration Statement.

Susan Block
Securities and Exchange Commission
November 8, 2010
Page - 3 -
We have significant ongoing capital requirements, page 32
4.	We note your response to our prior comment 19. Please include a separate risk factor to discuss that you currently do not meet your minimum fixed charged ratio, which limits your ability to incur additional debt and satisfy its ongoing capital requirements. Disclose the required minimum required fixed charged ratio and your current fixed charged ratio.
                         The Company has revised the disclosure on pages 32 to 33 to indicate that, as of September 30, 2010, it had a fixed charge coverage ratio of 1.47:1.00, which is less than the minimum fixed charge coverage ratio of 2.00:1.00 required to incur additional indebtedness under the ratio debt test of the indentures for its senior secured notes. The Company has also revised the disclosure to state that its failure to meet this threshold limits its ability to incur additional indebtedness under its existing financing arrangements. In addition, as the Company has disclosed on page 33, the indenture for the new senior secured second-lien notes that the Company plans to enter into in conjunction with its initial public offering will likely contain a similar covenant, although the exact terms of such financing arrangements have yet to be determined.
                         The Company does not believe that the debt incurrence covenant under its existing indentures currently restricts its ability to satisfy its ongoing capital requirements since the Company has sufficient capacity under carve-outs to the indebtedness covenant to be able to incur the additional indebtedness required to support its current operations and its business plans without having to rely on the ability to incur ratio debt.
                         The Company also expects that, although the indenture governing its new senior secured second-lien notes will contain a similar limitation on its ability to incur indebtedness, it will contain provisions that will provide the Company with sufficient flexibility to support the Company’s current operations and its business plan for the foreseeable future. Accordingly, although the Company believes that it is appropriate to note these limitations in the revised risk factor on pages 32 to 33, it does not believe that this merits a separate risk factor.
5.	In regards to the senior secured notes, please also clarify what you mean by the covenant restricting your ability to incur “incremental indebtedness.” In this regard, please address or tell us how, or if, this may relate to the new senior credit facility that you plan to enter into.
                    The Company has replaced the term “incremental” on page 34 with the term “additional” in order to clarify that the fixed charge coverage ratio specified in the debt incurrence covenant described therein only restricts the Company’s ability to incur indebtedness in an amount greater than the amount of the Company’s current indebtedness plus the amount of indebtedness that may be incurred under each of the baskets included as carve-outs to the debt incurrence covenant, including baskets for the new senior secured credit facility and capitalized leases. The new senior secured credit facilities that the Company plans to enter into in conjunction with its initial public offering will also contain a covenant restricting the amount of indebtedness the Company can incur, although the exact terms of such financing arrangements have yet to be determined.

Susan Block
Securities and Exchange Commission
November 8, 2010
Page - 4 -
Use of Proceeds, page 38
6.	We note that you intend to use a portion of the net proceeds from the offering to repay a portion of your existing debt. For that reason, please expand your Summary and Selected Historical Consolidated Financial and Other Data to also provide a related pro forma (or an “adjusted pro forma”) earnings (loss) per share figure for the most recent fiscal year and interim period presented. This figure should give effect to the repayment of debt from the use of proceeds of the offering. It should assume the issuance of only those shares whose proceeds are to be used to pay down your outstanding debt. A footnote to the table should be provided explaining the computation of the (adjusted) pro forma earnings (loss) per share data.
                         The Company has included pro forma statements of income on pages 49 to 51 of the Amendment for the year ended December 31, 2009 and the nine months ended September 30, 2010, as adjusted to reflect the Company’s: (i) issuance of shares of the Company’s Class A common stock in the initial public offering, (ii) entry into the new senior secured credit facility, (iii) issuance of new senior secured second-lien notes, and (iv) application of the net proceeds of the initial public offering, the senior secured term loan borrowing under the new senior secured credit facility and the net proceeds of the new senior secured second-lien notes to (a) repay all amounts outstanding under the Company’s existing senior secured credit facility, (b) purchase all of the Company’s outstanding second-priority senior secured floating rate notes and all of the Company’s outstanding second-priority senior secured fixed rate notes tendered in the tender offer and consent solicitation, (c) pay certain amounts to the Company’s interest rate swap counterparties to terminate the existing interest rate swap agreements related to its existing floating rate debt, and (d) pay fees and expenses related to the initial public offering and the concurrent transactions. In addition, the Company has included a footnote in each of the sections entitled “Summary Historical Consolidated Financial and Other Data” on page 12 and “Selected Historical Financial and Other Data” on page 46 with a cross reference to the pro forma adjusted income (loss) per share in the section entitled “Unaudited Pro Forma Financial Information” on pages 49 to 51.
Dilution, page 42
7.	Please provide us with a table that illustrates your computation of net tangible book value, in the aggregate and on a per share basis, assuming the exercise of all options. Explain to us the purpose of this disclosure. Finally, please explain how you plan to consider and present the $16.4 million impact of the “one-time non-cash equity compensation charge” disclosed in Note 4 on page 41 in your computation.
                         In accordance with our discussions with the Staff, the Company has deleted the presentation of net tangible book value, in the aggregate and on a per share basis, assuming the exercise of all options. The Company respectfully notes that there is no net impact of the one-time non-cash equity compensation charge on stockholders’ equity, as the charge represents a debit to retained earnings but a credit to additional paid in capital. The Company has included an expanded description of the one-time charge in footnote 6 on page 42.

Susan Block
Securities and Exchange Commission
November 8, 2010
Page - 5 -
Revenue and Expenses, page 49
8.	Please revise the row headings of your table to indicate that the numbers refer to either a potential increase or decrease in operating income and operating revenue.
                          The Company has revised the row headings of the table on page 54 to indicate that the data therein reflect an estimated increase or decrease in operating revenue or operating income due to the factors specified therein.
Operations, page 88
9.	We note your response to our prior comment two. Please revise to state you strive to provide what you believe to be “timely, efficient, safe, and cost effective” services or advise.
                          The Company has revised the disclosure on page 100 to state that it strives to provide what it believes to be timely, efficient, safe and cost effective transportation solutions to help its customers better manage their transportation needs.
Customers and Marketing, page 95
10.	We note your response to our prior comment 35, but we appear to not have been provided this list. As such, please provide the Staff with a list of awards, as you do not appear to have included it.
                          The Company is supplementally providing the Staff with the list of awards.

Susan Block
Securities and Exchange Commission
November 8, 2010
Page - 6 -
Report of Independent Registered Public Accounting Firm, page F-20
11.	We refer you to comment 40 from the staff letter dated August 18, 2010 and your response which indicated certain changes made throughout the document filed on September 3, 2010. Although we note your response with regard to the dual date on the accountants’ report, it does not appear you have made the changes to your disclosure as indicated. Therefore, we re-issue the comment. Please revise accordingly or tell us the location of the disclosures.
                         The Company has updated Note 28 to the audited financial statements of Swift Corporation (successor) on page F-61 and Note 24 to the audited financial statements of Swift Transportation Co., Inc. (predecessor) on page F-85 to state that the Company added loss per share disclosures to comply with Commission reporting requirements in connection with the initial filing of the Registration Statement on July 21, 2010.
Exhibits
12.	Please file all schedules and exhibits to your senior secured credit facility agreement or advise as to why this is not necessary.
                         The Company has filed all schedules and exhibits to its senior secured credit agreement as part of Exhibit 10.10 to the Amendment.
                         Please telephone the undersigned at (212) 735-4112 if you have any questions or need any additional information.
Very truly yours,
/s/ Richard B. Aftanas

cc:	James Fry, Executive Vice President,
     General Counsel and Corporate
     Secretary, Swift Holdings Corp.
Stephen F. Arcano, Partner, Skadden, Arps,
     Slate, Meagher & Flom LLP
Earl Scudder, Principal, Scudder Law Firm,
     P.C., L.L.O.
Mark Scudder, Principal, Scudder Law Firm,
P.C., L.L.O.